Securities and Exchange Commission
Washington, DC 20546

Re:	Nevada Gold & Casinos, Inc Registration Statement on Form S-3 Filed September 15, 2011 File No. 333-176847 Attn: Max A. Webb

Dear Mr. Webb:

Below are our responses to your comment letter dated September 30, 2011.  In summary, we have filed an amended Form S-3 which includes all your comments.

Please feel free to contact me at (713) 621-2245 if you have any questions.

SEC Comment:
Prospectus Summary, page (ii)

1.
In one of the opening paragraphs, please revise to disclose your net losses for the last two completed fiscal years and the most recently completed interim period and the aggregate amount of your outstanding indebtedness as of the end of the most recently completed interim period. This will provide a financial snapshot of your company.

Response:

We have agreed to revise page (ii) of the Prospectus Summary by inserting the following paragraph:

During our fiscal years ended April 30, 2010 and April 30, 2011, and the three month period ended July 31, 2011, we incurred net losses of $4,749,000, $487,000 and $192,000, respectively.  The net loss in the fiscal year ended April 30, 2010 includes charges of $4.3 million for asset impairments.  At July 31, 2011, we had total outstanding indebtedness of $15.4 million.  Below is a table of net losses and debt for the last three reporting periods:

Period	Net Loss	Total Debt
2010	(4,748,782)	10,000,000
2011	(487,026)	15,130,655
1st Quarter 2012	(191,859)	15,426,200

SEC Comment:
Incorporation of Documents by Reference, page 13

2.
Please revise to specifically incorporate by reference into the prospectus all reports filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since April 30, 2011. In this regard, we note that you have not incorporated by reference your Current Report on Form 8-K/A filed on September 14, 2011. Refer to Item 12(a)(2) of Form S-3.

Response:

We have agreed to revise this section to specifically incorporate by reference into the prospectus all reports filed pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since April 30, 2011, including the above-referenced Current Report on Form 8-K/A filed on September 14, 2011.

SEC Comment:
Exhibit 5.1

3.	Please have counsel revise the first paragraph on page 2 to delete the assumption contained in clause (v).

Response:

Our counsel has agreed to revise his opinion to delete the assumption contained in clause (v).

4.	Please have counsel revise the second paragraph on page 2 to delete the qualification contained in clause (iii), or tell us why you believe it is necessary.

Response:

Our counsel has agreed to revise his opinion to delete the qualification contained in clause (iii).

5.
Please have counsel revise the third numbered opinion on page 3 related to Debt Securities to remove the phrase “or upon exercise, exchange or conversion of any other Shelf Security in accordance with the terms of the Shelf Security or the instrument governing the Shelf Security providing for the exercise, exchange or conversion as approved by the Board, for the consideration approved by the Board” from clause (C), or tell us why you believe it is necessary since it appears to contemplate equity being exchanged or converted into debt.

Response:

Our counsel has agreed to revise his opinion to remove the above-referenced phrase.

6.
Please have counsel revise the first paragraph on page 4 to remove the phrase “in each case, that, in my opinion, are normally applicable to transactions of the type contemplated by the Registration Statement as in effect on the date hereof.” The above referenced phrase is an inappropriate opinion qualification. Counsel must provide a legal opinion based upon all applicable New York and Nevada laws.

Response:

Our counsel has agreed to revise his opinion to remove the above-referenced phrase.

Sincerely, /s/ James J. Kohn Chief Financial Officer Nevada Gold and Casinos, Inc.